P.E. 2/1/02

02017291

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

STOLT OFFSHORE S.A.

(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
ENGLAND

(Address of principal executive offices)

In accordance with General Instruction B, item (iii), attached herewith is Interim Report to Shareholders containing *inter alia*

(i) Unaudited Consolidated Statements of Operations for the registrant's Fourth Quarter (ended November 30, 2001) of Fiscal Year 2001,

(ii) Audited Consolidated Statements of Income for the registrant's Fiscal Year 2001 (ended November 30, 2001), and

(iii) Audited Consolidated Balance Sheets for the registrant's Fiscal Year 2001 (ended November 30, 2001),

in the form of Press Release dated January 30, 2002, which Press Release was mailed on February 14, 2002 to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of February 11, 2002.

Also attached herewith is letter dated January 30, 2002 of registrant's Chief Financial Officer advising that registrant will be discontinuing the mailing of quarterly earnings releases to shareholders.

This report shall be deemed to be incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-07674) and Registration Statements on Form S-8 (File Nos. 333-74321, 333-09292 and 333-85168) and to be a part of such registration statements from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Stolt Offshore S.A.

A subsidiary of
Stolt-Nielsen S.A.

C/o Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT
England

Tel: + 44 1932 773700
Fax: + 44 1932 773701
www.stoltoffshore.com

NEWS RELEASE

Contact: Julian Thomson
US +1 877 603 0267 (toll free)
UK +44 1224 718436
julian.thomson@stoltoffshore.com

STOLT OFFSHORE S.A. REPORTS YEAR END RESULTS

London, England – January 30, 2002 - Stolt Offshore S.A. (Nasdaq: SOSA: Oslo Stock Exchange: STO) today reported results for the fourth quarter and the year ended November 30, 2001. The net loss for the latest quarter was $2.0 million, or $0.02 per share, before the write off of certain intangible assets relating to the Comex name of $7.9 million, and $9.9 million, or $0.11 per share after the intangible write off, on net operating revenue of $417.3 million, compared with net loss of $2.3 million, or $0.03 per share, on net operating revenue of $299.5 million for the same period last year. The weighted average number of common share equivalents outstanding for the quarter was 87.2 million compared with 87.1 million for the same period of 2000.

The net loss for the year ended November 30, 2001 was $6.3 million, or $0.07 per share, before the intangible write off, or $14.2 million or $0.16 per share after the intangible write off, on net operating revenue of $1.3 billion, compared with a net loss of $31.1 million or $0.40 per share before one-off items, or $34.4 million or $0.44 per share after one-off items, on net operating revenue of $983.4 million for the same period in 2000. The weighted average number of common share equivalents outstanding for fiscal 2001 was 87.2 million, compared with 78.8 million for the same period of 2000

Commenting on the results, Bernard Vossier, Chief Executive Officer, said, "Despite the $20.2 million improvement in the bottom line and the $43.7 million improvement in income from operations, before the one-off items, compared to 2000, this has been a very disappointing year. During the year the Girassol and Gulfstream projects, suffered from project delays, cost over-runs and delays in settling variation orders which negatively impacted our results. The project delays also tied up some of our major construction assets reducing our capacity to participate in the spot market which can be significant in the fourth quarter.

"While we had anticipated a better return from the Girassol project, our success in solving technical and operational challenges has provided us with very valuable experience for future major deepwater projects in the future.

"During the quarter in **West Africa**, the delivery of first oil from Girassol was a significant achievement. The technologies that we developed for this project have proved the quality of our deepwater engineering and are working as designed. We have also demonstrated our ability to deliver a complex fabrication challenge from our yard in Angola. The engineering and installation experience gained on this project will be of considerable value in delivering fit for purpose solutions for other deepwater projects. An installation programme, involving the tie-in of additional wells, will take place during the year. Engineering and procurement has now started for the second phase of the Girassol development with installation planned for the first quarter of 2003.

"In Equatorial Guinea we have completed the second phase of the Triton Energy La Ceiba development and the hook up of the new FPSO. A third phase of this project takes place in 2002. This fast track deepwater project presented a number of unusual technical challenges and has progressed as planned.

"In Nigeria we are progressing the TotalFinaElf Amenam and Shell Bonga, EA and the Offshore Gas Gathering System projects. We were awarded the Shell $245 million Forcados Yokri project in Nigeria of which our share is $110 million.

"We expect to see our market in West Africa more than double in 2002. Several new large field developments are due for award this year including the Chevron Texaco Sanha Bomboco and Agbami projects, Exxon Ehra and the TotalFinaElf Dahlia project.

"In the **North Sea UK Sector** we progressed the BP Magnus pipeline project with the installation of structures at the Magnus platform and commissioning the West of Shetland pipeline and we completed the Maersk McCulloch project. We have been awarded a $30 million contract by BP for the development of the Mirren and Madoes fields in the central North Sea. The market for 2002 in the UK sector remains similar to 2001.

"In **Norway** the two contracts totalling $106 million which were awarded to the Stolt Halliburton Joint Venture by Statoil and Norsk Hydro for repairs on the Aasgard and Tune fields are progressing well. We have been awarded a six year frame agreement by Norsk Hydro for the provision of a ship for subsea field maintenance. The market in Norway in 2002 is similar to 2001. The market for inspection, maintenance and repair work on producing fields is one that continues to grow throughout the North Sea.

"In the **Gulf of Mexico** the Gulfstream project pipelay work was completed in December. The trenching and tie-in work will be completed in March. The *Seaway Falcon* has completed deepwater flowline and umbilical lay projects for Unocal on the Pilsner and Corona fields, for Shell on the Einset field and an umbilical installation for Walter Oil & Gas.

"There are a number of bids now coming into the market for larger field developments such as the BP Crazy Horse field and we expect that the activity level in the Gulf of Mexico this year will be similar to 2001.

"In **Brazil** both of the ships that we had on contract to Petrobras in 2001 were awarded new long term contracts. We expect another good year in Brazil in 2002. Market growth in this region is now coming from new projects such as the Enterprise Bijupera and Salema and Petrobras Roncador and Albacora Leste fields.

"In **Asia Pacific** we undertook pipeline repair work for TotalFinaElf in East Kalimantan and maintenance work for Conoco on the West Natuna pipeline. We also progressed maintenance work for BP in Indonesia during the quarter and we have won a long-term survey contract for Unocal. We will continue to focus on our established core business of shallow water pipelay and diving works mostly in Indonesia until more of the planned deepwater developments for this region come into the market.

"Our backlog now stands at $1.6 billion of which $937 million is for 2002. This compares with a backlog of $1.2 billion at this time last year of which $877 million was for 2001. The level of bids outstanding is now $3.1 billion compared to $3.6 billion at this time last year.

"Despite the present uncertainties on the world economy and the volatility of the oil price, the outlook for Stolt Offshore is positive. After a prolonged period of growth by acquisition we have now consolidated our organisation into one homogenous international group with the right mix of assets, technologies and people that we will need for the period of continual strong growth that we expect to see in the offshore construction sector. We are now concentrating our efforts on improving our risk management and project performance. Forecasts of exploration and production expenditure for 2002 indicate that our market will grow from $8 billion in 2001 to $11 billion with the bulk of the growth in West Africa. The projects that we have in our backlog have better margins and less risk that those in 2001. I am confident that we will now see much improved profitability.

"During the first half 2002 we will buy back 6.1 million shares issued to Vinci as partial compensation for the ETPM acquisition in December 1999 at the guaranteed $18.50 share price. The cash outlay of $113.6 million, will be made when the guarantee comes due in the second quarter of 2002 and will be funded through the use of existing Stolt Offshore credit facilities and the sale of Common shares.

"We anticipate that earnings for the full year of 2002 will be between $0.35 and $0.70 per share with a first quarter loss of $0.10 to $0.15 per share." Mr Vossier concluded.

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

Conference Call Information		***Post View Facility details***	
Lines will open 10 minutes prior to conference call		*This facility is available from 12 noon ET (5pm GMT) on Wednesday 30th January until 5pm ET (10pm GMT), Thursday 31st January.*	
Date:	Wednesday 30th January, 2002	Dialling from US:	+1 800 495 0250
Time:	10am ET (3pm GMT)	Dialling from outside US:	+1 703 736 7336
Dial In Number:	*+1 334 323 4040*	Passcode:	368023
Alternatively a live webcast and playback facility is available on the Company's website www.stoltoffshore.com			

-end text-

-tables follow-

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Unaudited Three Months Ended		Audited Twelve Months Ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Net operating revenue	$ 417,284	$ 299,524	$ 1,255,938	$ 983,420
Operating expenses	(398,923)	(273,938)	(1,161,553)	(930,046)
Gross profit	18,361	25,586	94,385	53,374
Equity in net income of non-consolidated joint ventures	4,732	(3,209)	11,655	5,793
Administrative and general expenses	(16,558)	(11,477)	(64,043)	(60,913)
Impairment of Comex tradename	(7,932)	-	(7,932)	-
Restructuring charges	-	-	-	(3,294)
(Loss)/income from operations	(1,397)	10,900	34,065	(5,040)
Non-operating (expense)/income				
Interest expense, net	(4,616)	(9,299)	(26,820)	(29,992)
Foreign exchange (loss)/gain	(1,447)	31	(323)	(810)
Minority interest	1,236	101	(2,806)	(2,521)
Other income/(expense), net	130	(3,256)	2,300	142
(Loss)/income before taxes	(6,094)	(1,523)	6,416	(38,221)
Income tax (provision)/benefit	(3,844)	(780)	(20,619)	3,778
Net loss	$ (9,938)	$ (2,303)	$ (14,203)	$ (34,443)
PER SHARE DATA				
Net loss per share				
Basic	$ (0.11)	$ (0.03)	$ (0.16)	$ (0.44)
Diluted	$ (0.11)	$ (0.03)	$ (0.16)	$ (0.44)
Weighted average number of Common Shares and Common Share equivalents outstanding				
Basic	87,213	87,144	87,201	78,774
Diluted	87,213	87,144	87,201	78,774
SELECTED INFORMATION				
Capital expenditures	$ 11,778	$ 2,115	$ 71,366	$ 61,724
Depreciation and amortisation (including the impairment of Comex tradename)	$ 35,479	$ 18,637	$ 99,682	$ 82,117

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Audited November 30, 2001	Audited November 30, 2000
ASSETS		
Cash and cash equivalents	$ 11,670	$ 6,315
Other current assets	561,297	388,183
Fixed assets, net of accumulated depreciation	779,471	803,348
Other non-current assets	207,825	204,926
Total assets	$ 1,560,263	$ 1,402,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank overdrafts	$ 5,240	$ 1,767
Current portion of long-term debt and capital lease obligations	23,653	3,844
Accounts payable and accrued liabilities	465,882	376,216
Long-term debt and capital lease obligations	335,026	288,653
Other non-current liabilities	70,440	62,843
Shareholders' equity		
Common Shares [a]	140,457	140,306
Class B Shares	68,000	68,000
Paid-in-surplus	463,615	463,379
Retained earnings	52,436	66,639
Accumulated comprehensive loss	(64,486)	(68,875)
Total shareholders' equity	660,022	669,449
Total liabilities and shareholders' equity	$ 1,560,263	$ 1,402,772
Total interest-bearing debt and capital lease obligations net of cash and cash equivalents and receivables from related parties	$ 352,249	$ 287,949

(a) As a result of a share reclassification on March 7, 2001, all Class A Shares were reclassified as Common Shares on a one-for-one basis. The comparative share data reflects this reclassification.

STOLT OFFSHORE S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(in thousands)

In 1999, the Company adopted SFAS No. 131 "*Disclosures about Segments of an Enterprise and Related Information*" which changed the way the Company reported information about its operating segments. The tables below show information relating to this disclosure.

The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME [(a)], South America, UK and Other Corporate. Management may from time to time change the segmentation of the business, which will result in a restatement of the figures. Restated segmental analyses for previous quarters profit and loss information are available on the Company's website www.stoltoffshore.com

Intersegment trading is not significant.

For the quarter ended November 30, 2001	Asia Pacific	North America	Norway	SEAME[(a)]	South America	UK	Other Corporate	Total
Net operating revenue	$ 14,911	$ 115,482	$ 27,459	$ 144,784	$ 12,707	$ 71,643	$ 30,298	$ 417,284
Income/(loss) from operations	$ 587	$ (21,360)	$ 2,639	$ 5,089	$ 4,256	$ (4,051)	$ 11,443	$ (1,397)
Interest expense, net								$ (4,616)
Foreign exchange gain								$ (1,447)
Minority interest								$ 1,236
Other income, net								$ 130
Loss before taxes								$ (6,094)

For the quarter ended November 30, 2000	Asia Pacific	North America	Norway	SEAME[(a)]	South America	UK	Other Corporate	Total
Net operating revenue	$ 7,615	$ 33,769	$ 66,562	$ 147,087	$ 13,224	$ 30,767	$ 500	$ 299,524
(Loss)/income from operations	$ (1,919)	$ (4,534)	$ 6,117	$ 8,275	$ 5,754	$ (2,256)	$ (537)	$ 10,900
Interest expense, net								$ (9,299)
Foreign exchange loss								$ 31
Minority interest								$ 101
Other expense, net								$ (3,256)
Loss before taxes								$ (1,523)

For the twelve months ended November 30, 2001	Asia Pacific	North America	Norway	SEAME[(a)]	South America	UK	Other Corporate	Total
Net operating revenue	$ 39,437	$ 276,681	$ 110,631	$ 520,207	$ 50,472	$ 214,721	$ 43,789	$ 1,255,938
Income/(loss) from operations	$ 378	$ (29,312)	$ 10,785	$ 30,210	$ 10,675	$ 4,819	$ 6,510	$ 34,065
Interest expense, net								$ (26,820)
Foreign exchange gain								$ (323)
Minority interest								$ (2,806)
Other income, net								$ 2,300
Income before taxes								$ 6,416

For the twelve months ended November 30, 2000	Asia Pacific	North America	Norway	SEAME[(a)]	South America	UK	Other Corporate	Total
Net operating revenue	$ 40,507	$ 122,314	$ 198,779	$ 444,877	$ 52,836	$ 123,607	$ 500	$ 983,420
(Loss)/income from operations	$ (14,754)	$ (15,936)	$ 4,611	$ 23,518	$ 10,806	$ (5,303)	$ (7,982)	$ (5,040)
Interest expense, net								$ (29,992)
Foreign exchange gain								$ (810)
Minority interest								$ (2,521)
Other income, net								$ 142
Loss before taxes								$ (38,221)

[(a)] SEAME is defined as Southern Europe, Africa and the Middle East

STOLT OFFSHORE S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(in thousands)

As of November 30, 2001	Asia Pacific	North America	Norway	SEAME[a]	South America	UK	Other Corporate	Total
Segment assets	$ 37,449	$ 325,613	$ 55,475	$ 294,267	$ 87,517	$ 81,050	$ 665,926	$ 1,547,297
Unallocated amounts:								
Cash and cash equivalents							$ 11,670	$ 11,670
Restricted cash deposits							$ 1,296	$ 1,296
Total assets								$ 1,560,263

As of November 30, 2000	Asia Pacific	North America	Norway	SEAME[a]	South America	UK	Other Corporate	Total
Segment assets	$ 32,974	$ 268,663	$ 62,301	$ 253,625	$ 77,559	$ 97,316	$ 599,682	$ 1,392,120
Unallocated amounts:								
Cash and cash equivalents							$ 6,315	$ 6,315
Restricted cash deposits							$ 4,337	$ 4,337
Total assets								$ 1,402,772

Two customers accounted for more than 10% of revenue for the quarter and the twelve months ended November 30, 2001. The revenue from these customers was $120.9 million for the quarter and $400.6 million for the twelve months. These revenues are attributable to the SEAME and North America segments. In the quarter ended November 30, 2000, one customer accounted for more than 10% of revenue. The revenue from this customer was $88.4 million and was attributable to the Norway, SEAME and UK segments. For the year ended November 30, 2000, two customers accounted for more than 10% of revenue. The revenue from these customers was $297.5 million and was attributable to the Asia Pacific, Norway, SEAME, UK and North America segments.

[a] SEAME is defined as Southern Europe, Africa and the Middle East

Stolt Offshore S.A.

A subsidiary of
Stolt-Nielsen S.A.

C/o Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT
England

Tel: + 44 1932 773700
Fax: + 44 1932 773701
www.stoltoffshore.com

Jan.30.02

Dear Shareholder,

Subject: Printing and Mail Out of Quarterly Earnings Releases

The Company currently expends considerable money on the printing and mailing of quarterly earnings releases to its shareholders. As a cost savings measure in line with common practice by many other companies, we will be discontinuing the mailing of our quarterly earnings releases to shareholders. This will therefore be the last earnings release mailed to shareholders. We will however continue to mail the annual report to all shareholders of record.

In the future, should you desire to receive a copy of our quarterly earnings releases, please visit our internet site, www.stoltoffshore.com where you can view and print from the archive of our past earnings releases as well as subscribe to receive future releases via email.

Yours sincerely,

Bruno Chabas
CHIEF FINANCIAL OFFICER

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Société Anonyme, R.C. Luxembourg B 43172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2002

STOLT OFFSHORE S.A.

By: ______________________
Alan B. Winsor, Attorney-in-Fact